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SEC | 09042150 | SSION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 6 2009
DIVISION OF MARKET REGULATION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 49139

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1\1\08 AND ENDING 12\31\08
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Griffiths McBurney Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst + Young
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Griffiths McBurney Corp.

We have audited the accompanying statement of financial condition of **Griffiths McBurney Corp.** as of December 31, 2008 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As disclosed in note 2 to the financial statements, on January 1, 2008, Griffiths McBurney Corp. adopted the requirements of FASB Statement No. 157, Fair Value Measurements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Griffiths McBurney Corp.** at December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

Chartered Accountants
Licensed Public Accountants

Toronto, Canada,
February 4, 2009.

Griffiths McBurney Corp.

STATEMENT OF FINANCIAL CONDITION

[Expressed in U.S. dollars]

As at December 31

	2008
	$
ASSETS	
Cash	**91,763**
Cash segregated under federal regulations *[note 7]*	**6,734,501**
Security owned	**185,422**
Due from affiliate *[note 3]*	**330,304**
Due from clearing broker *[note 3]*	**832,511**
Due from customers	**125,363**
Commodity taxes recoverable *[note 8]*	**80,445**
Other assets	**67,231**
	8,447,540
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accrued liabilities	**115,564**
Due to clearing broker *[note 3]*	**125,363**
Due to customers	**42,912**
Due to prime brokers	**789,599**
Income taxes payable	**370,463**
Total liabilities	1,443,901
Stockholder's equity	
Capital stock *[note 4]*	**2,875,000**
Retained earnings	**4,128,639**
Total stockholder's equity	**7,003,639**
	8,447,540
Commitments *[note 9]*	

See accompanying notes which are an integral part of these financial statements

On behalf of the Board:

Director